WOODSIDE
AUSTRALIAN ENERGY

02 NOV -4 AM 9:56

14 October 2002

02055655

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document which has recently been filed with the Australian Stock Exchange ("ASX"):

- News Release in relation to Australian companies winning second trunkline contracts, lodged with the Australian Stock Exchange on 14 October 2002.

It would be greatly appreciated if you could return by fax (61+ 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

REBECCA SIMS
Administration Officer

dlw 11/18

82.2280

WOODSIDE

AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Monday 14 October 2002
12.30pm (WST):

AUSTRALIAN COMPANIES WIN SECOND TRUNKLINE CONTRACTS

Woodside Energy Ltd., on behalf of the North West Shelf Venture, today announced the award of two major contracts for the Venture's A$800m second trunkline project.

Thiess Pty Ltd has been awarded a contract in excess of A$10 million to supply gravity anchors to secure the trunkline to the sea-bed and Bos Australia Pty Ltd has been awarded a contract in excess of A$2 million to fabricate a structural steel skid structure containing isolation and commissioning valves.

Thiess will construct about 900, 32-tonne pre-cast concrete gravity anchors for installation over the deepwater section of the trunkline. The gravity anchors will be placed over the trunkline at intervals varying from 50 to 150 metres.

The gravity anchors, which use high-density concrete mixed with iron ore aggregate, will be constructed at the Venture's King Bay Supply Base, near Dampier in Western Australia, and will involve a workforce of approximately 50 people.

Bos will fabricate and system-test the skid structure at itsKwinana workshop. The skid structure will weigh more than 300 tonnes and is scheduled for installation in July 2003 on the seabed next to the North Rankin A gas production platform.

The second trunkline, which is scheduled to be completed in Q1 2004, will link the Venture's offshore gas production facilities and its onshore gas processing facilities, near Karratha in Western Australia.

The second trunkline is an integral part of current expansion of the Venture's gas production and liquefaction facilities, which includes the construction of a fourth liquefied natural gas processing train and associated infrastructure.

The second trunkline will provide extra capacity to supply existing Japanese and Western Australian customers, as well as for prospective gas-related projects on the Burrup.

The six equal participants in the North West Shelf Venture are: Woodside Energy Ltd. (operator); BHP Billiton Petroleum (North West Shelf) Pty Ltd; BP Developments Australia Pty Ltd; Chevron Australia Pty Ltd; Japan Australia LNG (MIMI) Pty Ltd; and Shell Development (Australia) Proprietary Limited.

MEDIA INQUIRIES

Woodside Energy Ltd.

Tony Johnson, Senior Adviser External Affairs